

Wild Rye, PBC
(the "Company")
a Delaware Public Benefit Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Wild Rye, PBC. Management

We have reviewed the accompanying financial statements of Wild Rye, PBC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
May 28, 2025

WILD RYE, PBC
STATEMENTS OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	16,738	136,585
Accounts Receivable		3,192	51,894
Inventory		418,877	1,241,577
Prepaid Inventory		736,752	498,171
Other Current Assets		12,799	18,498
Total Current Assets		1,188,358	1,946,725
Non-Current Asset:			
Fixed Assets-net	$	6,403	7,096
Total Non-Current Asset		6,403	7,096
TOTAL ASSETS		1,194,761	1,953,821
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	101,795	49,987
Unearned Revenue		144,314	388,893
Line of Credit		1,759,433	1,488,217
Other Current Liabilities		48,672	162,871
Total Current Liabilities		2,054,214	2,089,968
TOTAL LIABILITIES		2,054,214	2,089,968
EQUITY			
Common Stock	$	18	-
Additional Paid-in Capital		161,744	161,762
Safe Notes		2,048,000	1,483,000
Retained Earnings (Deficit)		(3,069,215)	(1,780,909)
TOTAL EQUITY		(859,453)	(136,147)
TOTAL LIABILITIES AND EQUITY	$	1,194,761	1,953,821

See Accompanying Notes to these Unaudited Financial Statements

WILD RYE, PBC
STATEMENTS OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Sales	$	4,543,442	2,910,721
Sales Discounts & Allowances		(1,059,162)	(443,464)
Cost of Goods Sold		(2,061,779)	(1,472,519)
Gross Profit		1,422,501	994,738
Operating Expenses			
Warehousing & Storage	$	182,878	177,357
Payroll		875,201	680,883
Travel & Entertainment		106,969	74,007
Consulting & Contract Labor		147,521	112,872
Professional Fees		35,764	38,964
General & Administrative		196,292	209,747
Product Design & Development		132,438	55,390
Selling Expenses		99,613	67,216
Advertising & Marketing		815,234	438,994
Depreciation & Amortization		3,388	6,545
Total Operating Expenses		**2,595,298**	**1,861,975**
Total Loss from Operations		**(1,172,797)**	**(867,237)**
Other Income (Expense)			
Other Income	$	-	7,700
Interest Expense		(115,509)	(72,284)
Total Other Income (Expense)		**(115,509)**	**(64,584)**
Net Income (Loss)	$	**(1,288,306)**	**(931,821)**

See Accompanying Notes to these Unaudited Financial Statements

WILD RYE, PBC
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	SAFE Notes	(Deficit)	Equity
Beginning balance at 1/1/23	-	-	79,756	1,335,000	(849,088)	565,668
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid-in Capital	-	-	82,006	-	-	82,006
SAFE Notes	-	-	-	148,000	-	148,000
Net income (loss)	-	-	-	-	(931,821)	(931,821)
Ending balance at 12/31/23	-	-	161,762	1,483,000	(1,780,909)	(136,147)
Issuance of Common Stock	-	18	-	-	-	18
Additional Paid-in Capital	-	-	(18)	-	-	(18)
SAFE Notes	-	-	-	565,000	-	565,000
Net income (loss)	-	-	-	-	(1,288,306)	(1,288,306)
Ending balance at 12/31/24	-	18	161,744	2,048,000	(3,069,215)	(859,453)

See Accompanying Notes to these Unaudited Financial Statements

WILD RYE, PBC
STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Loss	$	(1,288,306)	(931,821)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation & Amortization		3,388	6,545
(Increase) Decrease in:			
Accounts Receivable		48,702	(46,250)
Inventory		822,700	(790,251)
Prepaid Inventory		(238,581)	120,046
Other Current Assets		5,699	(10,514)
Increase (Decrease) in:			
Accounts Payable		51,808	339
Unearned Revenue		(244,579)	388,893
Other Current Liabilities		(114,200)	133,718
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		334,937	(197,474)
Net Cash used in Operating Activities		(953,369)	(1,129,295)
INVESTING ACTIVITIES			
Fixed Assets	$	(2,694)	(6,971)
Net Cash used in Investing Activities		(2,694)	(6,971)
FINANCING ACTIVITIES			
Proceeds from Line of Credit	$	271,216	929,338
Issuance of Stocks		-	82,006
Proceeds from Safe Notes		565,000	148,000
Net Cash provided by Financing Activities		836,216	1,159,344
Cash at the beginning of period		136,585	113,507
Net Cash increase (decrease) for period		(119,847)	23,078
Cash at end of period		16,738	136,585

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Wild Rye, PBC ("the Company") is a Delaware-registered Public Benefit Corporation. The business was originally established in 2016 and formally incorporated as Wild Rye Inc. in February 2021 in the State of Delaware. Headquartered in Sun Valley, Idaho, the Company operates in the outdoor recreation apparel sector, focusing on the design, production, and sale of outdoor clothing tailored specifically for women.

The Company utilizes a dual-channel sales model comprising both direct-to-consumer (DTC) and wholesale distribution. Products are sold via the Company's e-commerce platform, hosted on Shopify, as well as through a national network of retail partners, including REI, Title Nine, and Evo. Revenue is recognized upon the shipment of goods to customers, whether through direct or wholesale channels.

Product development is led by a women-centric design team, with all items tested in the mountain environment of Sun Valley. The Company emphasizes the use of sustainable materials, functional product design, and inclusive fit. It holds third-party certifications reflecting its stated environmental and social priorities, including Certified B Corporation status, Climate Neutral Certification, and active participation in 1% for the Planet.

The Company intends to conduct a Regulation Crowdfunding (Reg CF) campaign in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses. Management has evaluated these conditions and developed plans intended to improve the entity's financial position and support its operations. These plans include initiatives to grow revenue, improve gross margins, manage expenses, and pursue additional funding through equity and debt financing. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $16,738 and $136,585 in cash as of December 31, 2024 and December 31, 2023, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized obligations arising under normal credit terms. Receivables are recorded at the invoiced amount and do not accrue interest. Payment terms generally range from 30 to 60 days; however, certain closeout or off-price retail partners operate on extended terms of up to 90 days. Customer payments are applied to the specific invoices identified in the remittance advice or, if unspecified, are applied to the oldest outstanding invoices.

As of December 31, 2024 and 2023, the Company's accounts receivable balances were $3,192 and $51,894, respectively.

The Company evaluates the collectibility of accounts receivable on a regular basis and considers a variety of factors, including historical collection experience, the age of outstanding receivables, and specific customer credit risk. Although the Company may revise its estimates as conditions change, it has historically experienced minimal collection issues and expects to collect its receivables in full. Accordingly, no allowance for doubtful accounts was recorded as of December 31, 2024 or 2023.

<u>Inventory</u>

Inventory consists primarily of raw materials, inventory in-transit, and finished goods related to the Company's outdoor apparel product lines. Inventories are stated at the lower of cost or net realizable value, utilizing the first-in, first-out (FIFO) method. As of December 31, 2024 and December 31, 2023, the Company's total inventory balances were $418,877 and $1,241,577, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below:

Property Type	Useful Life in Years	2024	2023
Computer Equipment	3	11,730	9,035
Furniture & Fixtures	7	4,339	4,339
Less Accumulated Depreciation		(9,666)	(6,278)
Totals		**6,403**	**7,096**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling outdoor apparel to both direct-to-consumer customers and retail partners. Sales discounts, which are typically offered for early payment or promotional purposes, are recognized as a reduction of revenue at the time of sale. These discounts and any refunds related to product returns are recorded in a contra-revenue account.

Payments are generally collected under standard credit terms, with customer payments due within 30 to 60 days. Some retail partners operate under extended terms of up to 90 days. As of December 31, 2024, the Company had deferred revenue of $144,314, compared to $388,893 as of December 31, 2023, related to prepaid sales with remaining performance obligations. The decrease reflects the recognition of revenue as performance obligations were fulfilled during the year.

The Company's primary performance obligation is the delivery of products to customers. Revenue is recognized at the point of shipment, aligning with the transfer of control to the customer.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various costs associated with the operations of the business, including office supplies, software, insurance, taxes, charitable donations, and other miscellaneous expenses incurred as part of the Company's day-to-day operations.

Equity Based Compensation

The Company accounts for stock options granted to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation costs are measured at the grant date based on the estimated fair value of the award and are recognized as an expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits the measurement of stock options at their intrinsic value rather than their fair value. Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of the option. As of December 31, 2024, stock options granted by the Company have an intrinsic value of $0.

As of December 31, 2023, the Company had 36,250 stock options outstanding, of which 22,654 were vested. In 2024, 522 options were exercised, reducing the total outstanding to 35,728. Of these, 34,230 were vested as of December 31, 2024. All vested options are exercisable in accordance with their existing vesting terms.

Due to the lack of a viable market for the Company's common stock, determining its fair value is not possible. Consequently, management has estimated the fair value for the purpose of calculating stock-based compensation costs. Estimating this value requires significant judgment. Based on this assessment, management has concluded that the estimated fair value of the Company's stock and the corresponding expense as of December 31, 2024 and 2023, is negligible.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses of $3,069,215. since inception and has not recorded any current income tax expense for the years ended December 31, 2024.

The Company has not filed its 2024 tax returns as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Of the $2,048,000 in outstanding SAFEs disclosed in Note 6 as of December 31, 2024, a total of $405,000 were held by related parties: $100,000 by the Company's founder and shareholder Cassie Abel and $305,000 by family members of existing shareholders. Similarly, as of December 31, 2023, $405,000 of the $1,483,000 in outstanding SAFEs were held by related parties, in the same amounts and by the same individuals.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has a line of credit with Zions Bank, granted in December 2022, with a maximum drawable amount of $2,000,000 and an annual percentage rate of 8.75%. As of December 31, 2024, the outstanding balance on the line of credit was $1,759,433, and as of December 31, 2023, the balance was $1,488,217.

NOTE 6 – EQUITY

The Company has authorized 2,000,000 common shares with a par value of $0.00001 per share. As of December 31, 2024, 1,846,250 shares were issued and outstanding, and as of December 31, 2023, 46,250 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

<u>Simple Agreements for Future Equity (SAFE)</u>

From May 2021 to August 2024, the Company entered into several SAFE (Simple Agreement for Future Equity) agreements with both third parties and related parties, with the third parties disclosed in Note 3. These SAFE agreements have no maturity date and do not bear interest. They provide investors with the right to future equity in the Company during a qualified financing event or in the event of a change of control. Each agreement is subject to an 80% discount rate and includes a pre-money valuation cap. As of December 31, 2024, the total amount of the SAFEs was $2,048,000, up from $1,483,000 as of December 31, 2023. The valuation caps for these agreements range from $5 million to $10 million. For further details, please refer to the schedule below.

Valuation	Discount	Total as of 12/31/2024	Total as of 12/31/2023
$ 10,000,000	80%	115,000	-
$ 6,000,000	80%	1,578,000	1,128,000
$ 5,000,000	80%	355,000	355,000
Total		2,048,000	1,483,000

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 28, 2025, the date these financial statements were available to be issued.

During the first quarter of 2025, the founder and SAFE note holder, Cassie Abel, personally loaned funds to the Company for operating capital, amounting to $500,000. The loan bears interest at 10% per annum, calculated monthly on the outstanding principal balance. Interest-only payments are scheduled to begin on April 1, 2025, with principal repayments to be made based on equity raised. The full loan is expected to be repaid on or before a mutually agreed date.